Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operations before income taxes
Fixed charges(1)	$17,288	$43,919	$73,230	$194,559	$226,543
Interest expense	32	1,661	5,934	3,474	3,512
Amortization of debt issuance cost	—	253	3,318	631	601
Interest included in rental expense	350	425	632	918	899

Total fixed charges	$382	$2,339	$9,884	$5,023	$5,012

Earnings(2)	$17,670	$46,258	$83,114	$199,582	$231,555
Ratio of earnings to fixed charges	46.3	19.8	8.4	39.7	46.2

(1)	“Fixed charges” consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.

(2)	“Earnings” consist of income from continuing operations before income taxes plus fixed charges.